Exhibit 99.1

VivoPower International PLC Provides Notification on Continued Listing Requirement

LONDON, November 3, 2022 – On October 28, 2022, VivoPower International PLC (the “Company” or “VivoPower”) received a letter (the “Notice”) from the Nasdaq Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based on the closing bid price of the Company’s common stock for the last 30 consecutive business days, the Company no longer meets the requirement to maintain a minimum bid price of $1 per share, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). Nasdaq’s notice has no immediate effect on the listing of the Company’s common stock on the Nasdaq Capital Market.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided a period of 180 calendar days, or until April 26, 2023, in which to regain compliance with the Minimum Bid Price Requirement. If at any time ending April 26, 2023, the closing bid price of the Company’s common stock closes at $1.00 or more for a minimum of 10 consecutive business days as required under the applicable rule, the Staff will provide written notification to the Company that it has regained compliance with the Minimum Bid Price Requirement, unless the Staff exercises its discretion to extend this ten-day period pursuant to Nasdaq Listing Rule 5810(c)(3)(H).

In the event that the Company does not regain compliance within this 180-day period, the Company may be eligible to seek an additional compliance period of 180 calendar days (a total of 360 days from October 28, 2022) if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and provides written notice to Nasdaq of its intent to cure the deficiency during this second compliance period, by effecting a reverse stock split, if necessary. As part of its review process, the Staff will make a determination of whether it believes the Company will be able to cure the deficiency. Should the Staff conclude that the Company will not be able to cure the deficiency, the Staff will provide written notification to the Company that its common stock will be subject to delisting. At that time, the Company may appeal the Staff’s delisting determination to a Nasdaq Listing and Hearing Review Panel. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement or that, if the Company receives a delisting notice and appeals the delisting determination by the Staff to the panel, such appeal would be successful.

The Company will monitor the closing bid price of the Company’s common stock and will, if appropriate, consider available options to regain compliance with the Minimum Bid Price Requirement.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions company focused on battery storage, electric solutions for customised and ruggedised fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States, and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com